EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company GOLD STANDARD VENTURES CORP. 610-815 West Hastings St Vancouver, BC V6C 1B4 (the "Issuer")

Item 2.	Date of Material Change November 5, 2013

Item 3.	Press Release The press release was disseminated through Canada Stockwatch and Marketwire news services on November 5, 2013

Item 4.	Summary of Material Change On November 5, 2013 the company released results of the next two core holes drilled into the North Bullion deposit on its 100% controlled Railroad Project in Nevada.

Item 5.	Full Description of Material Change See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information Not applicable.

Item 8.	Executive Officer Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report November 6, 2013

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES EXPANDS NORTH BULLION ZONE’S LOWER BRECCIA DEPOSIT TO THE EAST AND NORTH WITH 13.6m of 4.01g Au/T AND 102.1m of 0.86 g Au/T.

November 5, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) announced today that the next two core holes drilled into the North Bullion deposit on its 100% controlled Railroad Project in Nevada’s Carlin Gold Trend have extended the mineralization in the lower collapse breccia—the classic carbonate host for the largest Carlin-style gold deposits.

Highlights:

•	Hole RR13-09, located approximately 85 meters east of RR13-08, intersected 102 meters of 0.86g Au/T within an almost continuous 240 meter thick section of mineralized breccia grading 0.50 g Au/T.
•	Hole RR13-12, located approximately 67 meters north of RR13-08 and RR13-11, intersected 91.8 meters of 1.06g Au/T, including 13.6 meters of 4.01 g Au/T.

       Key observations:

•	The results from 13-09 and 13-12 extend the North Bullion deposit to the north and the east.
•
Mineralization in 13-09 and 13-12 is the same as that in 13-08 (75 meters of 3.67 g Au/T), 13-11 (98.1 meters of 3.26 g Au/T); all four are clearly hosted in the same continuous, flat-tabular, lower collapse breccia zone which is the target of current drilling.  The new holes confirm that  the thick lower collapse breccia which contains the +4 g Au/T material is now approximately 70 meters east-west and about 70 meters north-south.

•
As expected, grade within the zone is unevenly distributed. Further drilling is required to determine the distribution of the high-grade within the North Bullion deposit.  Hole13-14, in progress, is an offset to the west 13-11 that intersected 98.1 meters of 3.26 g Au/T.

•	The North Bullion deposit remains open in multiple directions.

Dave Mathewson, Gold Standard`s Vice President of Exploration, stated: “These results confirm that our key target in North Bullion continues to grow in size, which further increases our confidence that the North Bullion gold deposit represents a major Carlin-style discovery within our large, strategically-located property position.  We are also drilling to the south of North Bullion along the prospective Bullion Fault Corridor (BFC) utilizing what we have learned at the North Bullion deposit.  Only a small portion of the 10 kilometers (six miles) of target strike length that Gold Standard controls has been explored.  The surface geochemistry--combined with the CSAMT data--appears to strengthen toward the south and the few historic shallow drill holes that were completed enhance the prospects for further discoveries southwards along the Bullion Fault Corridor.”

Gold Standard commenced Phase 2 definition drilling of the North Bullion gold deposit in February, 2013.  Prior drilling consisted of a combination of vertical holes and east-directed fanned holes toward the graben-bounding structure on the east flank of the main NB target zone.  The North Bullion mineralization is fairly typical of the Carlin-style, footwall-model deposits where mineralization is best developed near to the major flanking structure.  Historically, better mineralization is encountered up to several hundred feet from the structure.  The original east-directed holes effectively discovered the deposit and served to characterize the gold mineralization.  Westerly oriented drill holes, 13-02 through 13-10, were designed to establish the dimensions and provide definition to the deposit, which is an ongoing process.

Please see the table below for detailed intercepts and a drill hole location map.

SCALE 1:6000
FEET
METERS
21 22
28 27
11-9(v)
12-9(-70)
11-7(v)
12-30 (-70)
11-8(v)
11-1(v)
12-18(-60)
10-16(v)
12-20(-75)
11-5(v)
12-25(-60)
lost@1406'
13-12(-70
13-13(-60) proposed
12-19(-60)
13-8(-70), 13-11 (-60),13-9(-85)
13-14(-85)
proposed
12-10(-60)
11-12(-70)
lost
10-8(v)
13-2(-75),13-4(-60) & 13-7(-85)
11-4(v)
11-18(-70)
12-1(-55)
11-3(v),12-5(-75)
13-10(v)
13-3(-70),13-5(-85) &13-6(-55)
11-16(-70)
12-2(-55)
12-4(-45)
12-7(v)
12-13(v)
12-27(v)
10-6(v)
5 to 15 gram
target zone
10-11(v)
11-17(-75)
12-26(v)
11-10(v)
12-8(-55)
12-11(-70)
1 to 3 gram
target zone
12-24(v)
13-1(-70)
10-5(v)
11-2(v)

NORTH BULLION DEPOSIT
Railroad Project, Carlin Trend, Nevada

DRILL HOLE LOCATIONS

Drill hole collar and direction of angle

Hole drilled in 2010

Hole drilled in 2011

Hole drilled in 2012

Hole drilled in 2013

GSV GoldStandard VENTURES CORP.

DCM 10-31-13

Drill Hole	Intercept (m)	Thickness (m)	Au Grade (g/t)	Other Ag, Cu, Pb, Zn, ETC.
RR13-09	248.8-254.1	5.3	1.61
	270.1-372.2	102.1	0.86
Including	290.9-311.3	20.4	1.71
Including	342.4-353.7	11.3	1.68
	389.6-429.7	40.1	0.45
	459.5-490.9	31.4	0.72
	586.3-587.5	1.2	0.34
	637.2-638.4	1.2	0.37
RR13-12	216.1-219.8	3.7	1.00
	230.8-242.1	11.3	0.82
	339.6-431.4	91.8	1.06
Including	366.7-380.3	13.6	4.01
	442.7-449.0	6.3	0.34
	469.5-471.9	2.4	0.62

*Note: the gold intervals reported in the above table are based on a 0.100 g Au/t (0.003 oz Au/st) cutoff. Weighted averaging has been used to calculate all reported intervals.  The reported gold intervals may, or may not, represent true thicknesses and, or, widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.